UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No .2)

Responsys, Inc.

(Name of Subject Company)

Responsys, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

761248103

(CUSIP Number of Class of Securities)

Daniel D. Springer

Chief Executive Officer

Responsys, Inc.

1100 Grundy Lane, 3rd Floor

San Bruno, CA 94066

(650) 745-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Jeffrey R. Vetter, Esq. Scott B. Joachim, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Julian K. Ong, Esq. Senior Vice President, General Counsel and Secretary Responsys, Inc. 1100 Grundy Lane, 3rd Floor San Bruno, CA 94066 (650) 745-1700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Responsys, Inc., a Delaware corporation (the “Company”), initially filed on January 8, 2014 (“Initial Schedule 14D-9”). The Initial Schedule 14D-9 and this Amendment relate to the cash tender offer by Raptor Oak Acquisition Corporation, a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a wholly-owned subsidiary of Oracle Corporation, a Delaware Corporation (“Oracle”), to purchase all issued and outstanding shares of the Company’s common stock, par value $0.0001 per share, at a purchase price of $27.00 per share, payable net to the sellers in cash, without interest thereon and subject to any required withholding of taxes required by applicable law upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 2014 (as it may be amended or supplemented, “Offer to Purchase”), and in the related Letter of Transmittal, which were filed with the Initial Schedule 14D-9 and incorporated by reference as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, respectively, and are incorporated herein by reference.

Item 8. Additional Information

Item 8 of the Initial Schedule 14D-9 is hereby amended by restating the fourth paragraph of the subsection titled “—Antitrust Compliance” as follows:

“Under the Austrian Cartel Act, Purchaser’s purchase of the Shares pursuant to the Offer was subject to a required waiting period that expired on February 4, 2014. As a result, the Antitrust Condition has been partially satisfied inasmuch as the applicable waiting period applicable to the Offer under the Austrian Cartel Act has expired.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Responsys, Inc.

By:	/s/ Daniel D. Springer
Name:	Daniel D. Springer
Title:	Chief Executive Officer
Date:	February 5, 2014